UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12B-25

                       NOTIFICATION OF LATE FILING

(Check One):   ___Form 10-K  ___Form 20-F  ___Form 11-K  X_Form 10-Q
 ___Form N-SAR

          For Period Ended:___JUNE 30, 1996_________________________
          ___  Transition Report on Form 10-K
          ___  Transition Report on Form 20-F
          ___  Transition Report on Form 11-F
          ___  Transition Report on Form 10-Q
          ___  Transition Report on Form N-SAR
          For the Transition period Ended:_______________________________
Read instruction (on back page) before preparing form. Please print or type. Nothing in this from shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

TELS CORPORATION
406 W 10600 S SUITE 250
SOUTH JORDAN, UT 84095

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K,
          Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portions thereof, could not be filed within the prescribed time period.

The finacial statements of TELS and subsidiaries could not be consolidated without undue expenese to the company.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Stephen Nelson   801-571-1182

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the
preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  _X_Yes  ___No  If answer is no, identify report(s).

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ___Yes  _X_No

     If so, attach an explanation of the anticipated changes, both narratively and quantitively, and if appropriate, stat the reasons why a reasonable estimate of the results cannot be made.

                            TELS  Corporation
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undesigned hereunto duly authorized.

DATE: August 14, 1996              BY: /s/ Stephen M. Nelson